FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013
Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

September 27, 2013

Sony Corporation

Reschedule of the Effective Date for Company Split (Small-scale Company Split) of

Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION

Sony Corporation (“Sony”) announced today that Sony and JUKI AUTOMATION SYSTEMS CORPORATION (“JAS”) have agreed to reschedule the effective date of the captioned company split to November 1, 2013, since the receipt of necessary regulatory approvals from the relevant foreign authority has not yet been completed. In connection with the company split, Sony previously announced on August 9, 2013 that it decided to have JAS succeed to certain rights and obligations related to Sony’s surface-mount technology equipment and related businesses by way of company split and also that such company split was scheduled to become effective as of October 1, 2013, subject to the receipt of necessary regulatory approvals, as stated in the filing document entitled “Announcement of Company Split (Small-scale Company Split) of Sony Corporation into JUKI AUTOMATION SYSTEMS CORPORATION in connection with the integration of surface-mount technology equipment and related businesses of JUKI Corporation.”

The rescheduled effective date remains subject to the receipt of necessary regulatory approvals.

End of document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

September 27, 2013